AGAVE SILVER CORP. TSX venture Exchange: AGV

1601 – 675 West Hastings Street U.S. 20-F Registration: 000-29870

Vancouver, BC Canada V6B 1N2 OTC Bulletin Board: ASKDf

Frankfurt Stock Exchange: dfl

Tel: (604) 687-4622 Fax: (604) 687-4212

Toll free: 1-888-267-1400 Email: info@agavesilver.com

July 8, 2014

AGAVE ANNOUNCES RETIREMENT OF DIRECTOR AND APPOINTMENT OF TWO NEW DIRECTORS

Vancouver, BC – July 8, 2014 - Agave Silver Corp. (TSX-V: AGV) ("Agave" or the “Company”) today announced that Dr. Darryl Drummond, P.Eng. has retired from the Board of Directors of the Company effective immediately. Dr. Drummond will remain with the Company in an advisory capacity on an ad hoc basis as required. Additionally, the Company is pleased to announce that Dr. Derek McBride, P.Eng. (Ontario/British Columbia) and Mr. Rob Paul have been appointed to the Board of the Company effective immediately.

“On behalf of the Company, I would like to extend my thanks to Dr. Drummond for his service to the Company and I look forward to working with Dr. Drummond in an advisory capacity in the future” said Ronald Lang, President and CEO of the Company. Mr. Lang further added “Ben Ainsworth and I are pleased to be welcoming Dr. McBride and Mr. Paul on the Board, and we are delighted by the experience and opportunities that they bring to the Company going forward.”

Dr. Derek McBride graduated from the Haileybury School of Mines with a diploma in mining technology, obtained B.Sc. and M.Sc. Degrees in geological engineering from Queen’s University, and a Ph.D. in geology from the University of New Brunswick. Dr. McBride has taught at St. Francis Xavier University, and for the past 35 years worked throughout the world in mineral exploration, authoring reports on mineral deposits in 16 countries.

Rob Paul has worked within the Canadian mineral industry for over 20 years, serving as a director and corporate communications professional for numerous TSX Venture listed companies.

Agave Silver Corp. is a silver-gold exploration company. To learn more about Agave Silver please click here http://www.agavesilver.com

On behalf of the board of Agave Silver Corp.

Ronald M. Lang

President & CEO

For Investor Relations please call: Rob Paul at 604-817-6010 or Ron Lang at 604-558-3908.

Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400

Email: info@agavesilver.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.